Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At March 31 2025	At December 31 2024
ASSETS
Current
Cash and cash equivalents (note 4)	$83,576	$108,518
Trade and other receivables	3,802	3,075
Inventories	3,769	3,746
Investments-equity instruments (note 5)	7,089	6,292
Prepaid expenses and other	2,526	2,093
	100,762	123,724
Non-Current
Inventories-ore in stockpiles	2,098	2,098
Investments-equity instruments (note 5)	5,172	1,755
Investments-uranium (note 5)	203,839	231,088
Investments-convertible debentures (note 5)	12,222	13,000
Investments-joint venture (note 6)	20,152	20,663
Restricted cash and investments	12,620	11,624
Property, plant and equipment (note 7)	260,573	259,661
Other long-term assets	946	-
Total assets	$618,384	$663,613
LIABILITIES
Current
Accounts payable and accrued liabilities (note 8)	$24,763	$21,333
Current portion of long-term liabilities:
Deferred revenue (note 9)	4,517	4,501
Reclamation obligations (note 10)	1,622	1,713
Other liabilities	484	6,344
	31,386	33,891
Non-Current
Deferred revenue (note 9)	28,779	29,492
Reclamation obligations (note 10)	30,873	30,601
Other liabilities	2,947	2,936
Deferred income tax liability	2,197	2,371
Total liabilities	96,182	99,291
EQUITY
Share capital (note 11)	1,665,995	1,665,189
Contributed surplus	73,921	73,311
Deficit	(1,219,534)	(1,176,000)
Accumulated other comprehensive income (note 13)	1,820	1,822
Total equity	522,202	564,322
Total liabilities and equity	$618,384	$663,613
Issued and outstanding common shares (note 11)	896,207,766	895,713,101
Commitments and contingencies (note 18)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended March 31
	2025	2024

REVENUES (note 14)	$1,375	$832

EXPENSES
Operating expenses (note 14)	(1,223)	(1,220)
Exploration (note 14)	(8,054)	(5,413)
Evaluation (note 14)	(9,030)	(5,701)
General and administrative (note 14)	(4,743)	(3,584)
Other loss (note 13)	(27,156)	(5,082)
	(50,206)	(21,000)
Loss before net finance expense, equity accounting	(48,831)	(20,168)

Finance income, net (note 13)	175	841
Equity share of loss of investment in associates (note 5)	(391)	-
Equity share of loss of joint venture (note 6)	(511)	(581)
Loss before taxes	(49,558)	(19,908)
Income tax recovery:
Deferred (note 15)	6,024	28
Net loss for the period	$(43,534)	$(19,880)

Other comprehensive loss:
Items that are or may be subsequently reclassified to loss:
Foreign currency translation change	(2)	(49)
Comprehensive loss for the period	$(43,536)	$(19,929)

Basic and diluted net loss per share:
Basic	$(0.05)	$(0.02)
Diluted	$(0.05)	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic	895,775	891,224
Diluted	895,775	891,224

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of CAD dollars)
	Three Month Ended March 31
	2025	2024

Share capital (note 11)
Balance-beginning of period	$1,665,189	$1,655,024
Share options exercised-cash	29	769
Share options exercised-transfer from contributed surplus	14	357
Share units exercised-transfer from contributed surplus	763	273
Balance-end of period	1,665,995	1,656,423

Contributed surplus
Balance-beginning of period	73,311	69,823
Share-based compensation expense (note 12)	1,387	919
Share options exercised-transfer to share capital	(14)	(357)
Share units exercised-transfer to share capital	(763)	(273)
Balance-end of period	73,921	70,112

Deficit
Balance-beginning of period	(1,176,000)	(1,084,881)
Net loss	(43,534)	(19,880)
Balance-end of period	(1,219,534)	(1,104,761)

Accumulated other comprehensive income (note 13)
Balance-beginning of period	1,822	1,818
Foreign currency translation	(2)	(49)
Balance-end of period	1,820	1,769

Total Equity
Balance-beginning of period	$564,322	$641,784
Balance-end of period	$522,202	$623,543

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Expressed in thousands of CAD dollars)
	Three Month Ended March 31
	2025	2024
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss for the period	$(43,534)	$(19,880)
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	2,508	2,556
Fair value change (gains) losses:
Investments-equity instruments (notes 5 and 13)	(481)	796
Investments-uranium (notes 5 and 13)	27,249	5,677
Investments-convertible debentures (notes 5 and 13)	778	(639)
Gain on dilution on investment in associate (note 13)	(251)	-
Investment in associate-equity share of loss (note 5)	391	-
Joint venture-equity share of loss (note 6)	511	581
Recognition of deferred revenue (note 9)	(1,375)	(832)
Gain on property, plant and equipment disposals	-	(13)
Post-employment benefit payments	(9)	(38)
Reclamation obligation expenditures (note 10)	(280)	(318)
Share-based compensation (note 12)	1,387	919
Foreign exchange loss (gain) (note 13)	17	(634)
Deferred income tax recovery	(6,024)	(28)
Change in non-cash operating working capital items (note 13)	2,237	4,166
Net cash used in operating activities	(16,876)	(7,687)

INVESTING ACTIVITIES
Increase in restricted cash and investments	(996)	(1,386)
Purchase of equity investments (note 5)	(632)	-
Purchase of investments in joint venture (note 6)	-	(942)
Additions of property, plant and equipment (note 7)	(6,087)	(2,108)
Proceeds on disposal of property, plant and equipment	-	69
Net cash used in investing activities	(7,715)	(4,367)

FINANCING ACTIVITIES
Proceeds from share options exercised (note 12)	29	769
Repayment of debt obligations	(108)	(60)
Payment of issue costs	(252)	-
Net cash (used) provided by financing activities	(331)	709

Decrease in cash and cash equivalents	(24,922)	(11,345)
Foreign exchange effect on cash and cash equivalents	(20)	585
Cash and cash equivalents, beginning of period	108,518	131,054
Cash and cash equivalents, end of period	$83,576	$120,294

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, and development of uranium bearing properties, extraction, processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 70.55% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 9).

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%) and the Christie Lake project (JCU 34.4508%). See note 6 for details.

In addition, Denison’s exploration portfolio includes further interests in properties in the Athabasca Basin region.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2024. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on May 12, 2025.

3.
ACCOUNTING POLICIES

The material accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024.

The Company has considered the amendment to IAS 21: The effects of changes in foreign exchange rates, which are effective for annual periods beginning on or after January 1, 2025 and has concluded that this amendment has no impact on the Company’s condensed interim consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Cash	$991	$1,113
Cash in MLJV and MWJV	2,574	2,969
Cash equivalents	80,011	104,436
	$83,576	$108,518

5.
 INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Investments:
Equity instruments
Shares	$7,086	$6,280
Warrants	166	280
Investment in Associates	5,009	1,487
Convertible Debentures	12,222	13,000
Physical Uranium	203,839	231,088
	$228,322	$252,135

Investments-by balance sheet presentation:
Current	$7,089	$6,292
Long-term	221,233	245,843
	$228,322	$252,135

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Investment in Associates	Convertible Debentures	Physical Uranium	Total Investments

Balance-December 31, 2024	$6,560	$1,487	$13,000	$231,088	$252,135
Acquisition of investments	211	3,662	-	-	3,873
Change in fair value (note 13)	481	-	(778)	(27,249)	(27,546)
Dilution gain (note 13)	-	251	-	-	251
Equity pick up of associates	-	(391)	-	-	(391)
Balance-March 31, 2025	$7,252	$5,009	$12,222	$203,839	$228,322

Investment in equity instruments and debentures

At March 31, 2025, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as convertible debt instruments. Non-current instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date, investment in associates, as well as convertible debt instruments convertible and redeemable for a period more than one year after the balance sheet date.

Investment in associates

At March 31, 2025, the Company has investments in two entities, whereby significant influence can be demonstrated, and the investments are accounted for as investment in associates.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Denison completed a transaction with Foremost Clean Energy Ltd. (‘Foremost’) in October 2024, which grants Foremost a multi-phase option to acquire up to 70% of Denison’s interest in 10 non-core uranium exploration properties.

As of March 31, 2025, the Company holds 19.13%, or 1,977,410 of the issued and outstanding common shares of Foremost and accounts for the investment as an investment in an associate using the equity method as it has determined it has significant influence over Foremost, due to its board representation. Denison records its equity share of earnings (loss) in Foremost one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. For the three months ended March 31, 2025, the Company recognized its share of Foremost’s loss, amounting to $391,000.

In January 2025, Foremost completed a spin-out of its gold and silver properties into a new stand-alone public company named Rio Grande Resources Ltd (‘Rio Grande’). As a result of the spin-out transaction, the Company received 2,739,620 common shares of Rio Grande. The Company accounts for the Rio Grande shares as an equity instrument, as it cannot demonstrate significant influence, and any changes in the fair value are recorded in net loss.

On January 13, 2025, Denison closed a transaction with Cosa Resources Corp (‘Cosa’), under which Cosa acquired a 70% interest in Denison's Murphy Lake North, Darby, and Packrat properties (collectively the ‘Cosa Transaction’).

As consideration for the Cosa Transaction, Cosa issued 14,195,506 common shares to Denison, equivalent to 19.95% of the outstanding common shares of Cosa following completion of the Cosa Transaction.

Additionally, Cosa will be required to:
●
issue Denison a further $2,250,000 in deferred consideration shares within a five-year period beginning at the closing date of the transaction;
●
fund 100% of the next $1,500,000 in exploration expenditures on Murphy Lake North by December 31, 2027, otherwise Denison's ownership interest in the property will increase to 51% and Denison will become the operator; and
●
fund 100% of the next $5,000,000 in exploration expenditures on Darby by June 30, 2029, otherwise Denison's ownership interest in the property will increase to 51% and Denison will become the operator.

In February 2025, the Company participated in a private placement to maintain its approximate ownership percentage interest in Cosa and acquired an additional 2,527,666 common shares and 1,263,833 share purchase warrants for total consideration of $632,000.

As of March 31, 2025, the Company holds 18.81%, or 16,723,172 of the issued and outstanding common shares of Cosa and accounts for the investment as an investment in an associate using the equity method as it has determined that it has significant influence over Cosa, due to board representation. Denison records its equity share of earnings (loss) in Cosa one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. The Company has reported $nil equity pick-up related to Cosa for the three months ended March 31, 2025, as no publicly available information was available related to the period of ownership.

Investment in uranium

At March 31, 2025, the Company holds a total of 2,200,000 pounds of physical uranium as uranium oxide concentrates (“U3O8“) at a cost of $80,729,000 (USD$65,289,000 or USD$29.67 per pound of U3O8) and market value of $203,839,000 (USD$141,790,000 or USD$64.45 per pound of U3O8). At December 31, 2024, the Company held 2,200,000 pounds of physical uranium as uranium oxide concentrates (“U3O8“) at a cost of $80,729,000 (USD$65,289,000 or USD$29.67 per pound of U3O8) and market value of $231,088,000 (USD$160,600,000 or USD$73.00 per pound of U3O8).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Investment in joint venture:
JCU	$20,152	$20,663
	$20,152	$20,663

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2024	$20,663
Investment at cost:
Additional investment in JCU	-
Equity share of loss	(511)
Balance-March 31, 2025	$20,152

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEC 65.5492%).

The following tables summarizes the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At March 31	At December 31
(in thousands)	2025	2024

Total current assets(1)	$2,196	$3,226
Total non-current assets	39,261	38,838
Total current liabilities	(614)	(544)
Total non-current liabilities	(539)	(194)
Total net assets	$40,304	$41,326

		Three Months Ended
		February 29 2025(2)

Revenue		$-
Net loss		(1,022)

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2024		$41,326
Net loss		(1,022)
Investments from owners		-
Net assets of JCU-at March 31, 2025		$40,304
Denison ownership interest		50.00%
Investment in JCU		$20,152
(1)
Included in current assets are $2,195,000 in cash and cash equivalents.
(2)
Represents JCU net loss for the three months ended February 29, 2025 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance-December 31, 2024	$116,512	$2,055	$184,158	$302,725
Additions (note 14)	5,420	72	1,280	6,772
Disposal related to Cosa Transaction (note 5)	-	-	(4,485)	(4,485)
Balance-March 31, 2025	$121,932	$2,127	$180,953	$305,012

Accumulated amortization, depreciation:
Balance-December 31, 2024	$(42,748)	$(316)	$-	$(43,064)
Amortization	(138)	-	-	(138)
Depreciation	(1,167)	(70)	-	(1,237)
Balance-March 31, 2025	$(44,053)	$(386)	$-	$(44,439)

Carrying value:
Balance-December 31, 2024	$73,764	$1,739	$184,158	$259,661
Balance-March 31, 2025	$77,879	$1,741	$180,953	$260,573

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $51,476,000, or 66.1%, of the March 31, 2025 total carrying value amount of owned Plant and Equipment assets.

The additions to PP&E during the three months ended March 31, 2025 primarily relate to long lead items for Wheeler River, and leasehold improvements.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Mineral Properties

As at March 31, 2025, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly, or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $168,576,000, or 93.2%, of the total mineral property carrying value as at March 31, 2025.

Transaction with Cosa

On January 13, 2025, Denison closed a transaction with Cosa (see note 5), under which Cosa acquired a 70% interest in Denison's 100%-owned Murphy Lake North, Darby, and Packrat properties. The investment in Cosa was measured in accordance with IAS 28, Investment in Associates and Joint Ventures, at cost with a corresponding reduction of the mineral properties carrying value. The carrying value of the exploration properties disposed of were $4,485,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Trade payables	$15,864	$13,289
Payables in MLJV and MWJV	7,268	7,007
Other payables	1,631	1,037
	$24,763	$21,333

9. DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Deferred revenue-pre-sold toll milling:
CLJV Toll Milling-Ecora	$33,296	$33,993
	$33,296	$33,993
Deferred revenue-by balance sheet presentation:
Current	$4,517	$4,501
Non-current	28,779	29,492
	$33,296	$33,993

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance-December 31, 2024	$33,993
Revenue recognized during the period (note 14)	(1,375)
Accretion (note 13)	678
Balance-March 31, 2025	$33,296

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora, formerly APG, under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison.

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

During the three months ended March 31, 2025, the Company recognized $1,375,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 5,030,000 pounds U3O8 (100% basis). The draw-down in 2025 includes a cumulative increase in revenue for prior periods of $113,000 resulting from changes in estimates to the toll milling rates during 2025.

For the comparative three months ended March 31, 2024, the Company recognized $832,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 4,155,000 pounds U3O8 (100% basis). The draw-down in 2024 includes a cumulative decrease in revenue for prior periods of $207,000 resulting from changes in estimates to the toll milling rates during 2024.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended March 31, 2025, the Company recognized accretion expense of $678,000, including a true-down adjustment of $41,000 due to the change in the estimated timing of milling of the Cigar Lake ore (March 31, 2024 $812,000 including a $63,000 true up adjustment).

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

10. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Reclamation obligations-by item:
Elliot Lake	$18,060	$18,071
MLJV and MWJV	12,228	12,057
Wheeler River and other	2,207	2,186
	$32,495	$32,314

Reclamation obligations-by balance sheet presentation:
Current	$1,622	$1,713
Non-current	30,873	30,601
	$32,495	$32,314

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance-December 31, 2024	$32,314
Accretion (note 13)	461
Expenditures incurred	(280)
Balance-March 31, 2025	$32,495

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust (“Trust”). The Trust had a balance of $4,647,000 as at March 31, 2025 (December 31, 2024 - $3,652,000).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly as at March 31, 2025, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the government of Saskatchewan.

11. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance-December 31, 2024	895,713,101	$1,665,189
Issued for cash:
Share option exercises	32,000	29
Share option exercises-transfer from contributed surplus	-	14
Share unit exercises-transfer from contributed surplus	462,665	763
494,665		806
Balance-March 31, 2025	896,207,766	$1,665,995

12. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands)	2025	2024

Share based compensation expense for:
Share options	$(486)	$(377)
RSUs	(901)	(542)
Share based compensation expense	$(1,387)	$(919)

An additional $5,780,000 in share-based compensation expense remains to be recognized, up until March 2028, on outstanding share options and share units at March 31, 2025.

Share Options

Share options granted in 2025 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	2025
		Weighted
		Average
		Exercise
	Number of Common	Price per Share
	Shares	(CAD)

Share options outstanding-December 31, 2024	5,649,167	$1.85
Grants	1,625,000	1.99
Exercises (1)	(32,000)	0.91
Forfeitures	(7,333)	2.61
Share options outstanding-March 31, 2025	7,234,834	$1.89
Share options exercisable-March 31, 2025	3,910,839	$1.69
(1)
The weighted average share price on the date of exercise was CAD$2.51.

A summary of the Company’s share options outstanding at March 31, 2025 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 1.00 to $ 1.50	2.03	2,661,166	1.40
$ 1.51 to $ 2.00	3.70	2,798,001	1.93
$ 2.01 to $ 2.50	3.35	242,000	2.19
$ 2.51 to $ 3.00	3.93	1,533,667	2.62
Share options outstanding-March 31, 2025	3.12	7,234,834	$1.89

Share options outstanding at March 31, 2025 expire between March 2026 and March 2030.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted:

Three Months Ended
March 31, 2025

Risk-free interest rate	2.64%
Expected stock price volatility	57.43%
Expected life	3.40 years
Expected dividend yield	-
Fair value per option granted	$0.86

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Share Units

RSUs granted under the Share Unit Plan in 2025 vest ratably over a period of three years.

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2024	6,944,751	$$1.56	260,000	$0.98
Grants	1,118,000	1.99	-	-
Exercises (1)	(462,665)	1.65	-	-
Forfeitures	(80,667)	2.05	-	-
Units outstanding–March 31, 2025	7,519,419	$1.61	260,000	$0.98
Units vested–March 31, 2025	4,798,086	$1.29	260,000	$0.98
(1)
The weighted average share price on the date of exercise was $2.04 for RSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

13. SUPPLEMENTAL FINANCIAL INFORMATION

The accumulated other comprehensive income balance consists of:

	At March 31	At December 31
(in thousands)	2025	2024

Cumulative foreign currency translation	$458	$460
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,820	$1,822

The components of Other income are as follows:

	Three Months Ended March 31
(in thousands)	2025	2024

(Losses) gains on:
Foreign exchange	$(17)	$634
Fair value changes:
Investments-equity instruments (note 5)	481	(796)
Investments-uranium (note 5)	(27,249)	(5,677)
Investments-convertible debentures (note 5)	(778)	639
Gain on dilution of investment in associate	251	-
Gain on recognition of proceeds–U.I. Repayment Agreement	431	396
Uranium investment carrying charges	(232)	(211)
Other	(43)	(67)
Other income – continuing operations	$(27,156)	$(5,082)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of Finance income (expense) are as follows:

	Three Months Ended March 31
(in thousands)	2025	2024

Interest income	$1,316	$2,138
Interest expense	(1)	(1)
Accretion expense
Deferred revenue (note 9)	(678)	(812)
Reclamation obligations (note 10)	(461)	(473)
Other	(1)	(11)
Finance income (expense)	$175	$841

The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended March 31
(in thousands)	2025	2024

Change in non-cash working capital items:
Trade and other receivables	$(834)	$(494)
Inventories	(23)	480
Prepaid expenses and other assets	23	(10)
Accounts payable and accrued liabilities	3,071	4,190
Change in non-cash working capital items	$2,237	$4,166

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

For the period ended March 31, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,375	-	1,375

Expenses:
Operating expenses	(1,223)	-	(1,223)
Exploration	(8,054)	-	(8,054)
Evaluation	(9,030)	-	(9,030)
General and administrative	-	(4,743)	(4,743)
	(18,307)	(4,743)	(23,050)
Segment loss	$(16,932)	(4,743)	(21,675)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	1,375	-	1,375
	$1,375	-	1,375

Capital additions:
Property, plant and equipment (note 7)	$6,214	558	6,772

Long-lived assets:
Plant and equipment
Cost	$116,318	7,741	124,059
Accumulated depreciation	(43,916)	(523)	(44,439)
Mineral properties	180,953	-	180,953
	$253,355	7,218	260,573

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the period ended March 31, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$832	-	832

Expenses:
Operating expenses	(1,220)	-	(1,220)
Exploration	(5,413)	-	(5,413)
Evaluation	(5,701)	-	(5,701)
General and administrative	(19)	(3,565)	(3,584)
	(12,353)	(3,565)	(15,918)
Segment loss	$(11,521)	(3,565)	(15,086)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	832	-	832
	$832	-	832

Capital additions:
Property, plant and equipment (note 7)	$2,406	38	2,444

Long-lived assets:
Plant and equipment
Cost	$108,283	6,582	114,865
Accumulated depreciation	(39,145)	(1,312)	(40,457)
Mineral properties	181,674	-	181,674
	$250,812	5,270	256,082

15.
INCOME TAXES

During the three months ended March 31, 2025, the Company recognized deferred tax recoveries of $6,024,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $5,850,000 relating to the February 2025 renunciation of the tax benefits associated with the Company’s $14,100,000 flow through share issue in December 2024.

16.
RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada (which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the “KHNP SRA”). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors, provided that its shareholding percentage stays above 5%.

KHNP Canada is also the majority member of KWULP, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following compensation was awarded to key management personnel:

	Three Months Ended March 31
(in thousands)	2025	2024

Salaries and short-term employee benefits	$(2,937)	$(1,695)
Share-based compensation	(944)	(753)
Key management personnel compensation	$(3,881)	$(2,448)

17. FAIR VALUE OF INVESTMENTS AND FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Investment in associates, have been valued based on the consideration given up and adjusted for any related equity pickup. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2025 and 2024, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at March 31, 2025 and December 31, 2024:

	Financial	Fair	March 31,	December 31,
	Instrument	Value	2025	2024
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$83,576	$108,518
Trade and other receivables	Category B		3,802	3,075
Investments
Equity instruments-shares	Category A	Level 1	7,086	6,280
Equity instruments-warrants	Category A	Level 2	166	280
Investment in Associates	Category A	Level 2	5,009	1,487
Convertible Debentures	Category A	Level 3	12,222	13,000
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		4,647	3,652
Credit facility pledged assets	Category B		7,972	7,972
			$124,480	$144,264

Financial Liabilities:
Account payable and accrued liabilities	Category C		24,763	21,333
Debt obligations	Category C		2,419	2,414
			$27,182	$23,747
(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate.

Letters of Credit Facility

In December 2024, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Credit Facility to extend the maturity date to January 31, 2026 (the “Credit Facility”). All other terms of the Credit Facility (amount of credit facility, tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the Credit Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75% respectively. During the quarter ended March 31, 2025, the Company incurred letter of credit fees of $103,000 (March 31, 2024 - $104,000).

At March 31, 2025, the Company is in compliance with its facility covenants and has access to letters of credit of up to $23,964,000 (December 31, 2024 - $23,964,000). The facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 10).

18. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of March 31, 2025, the Company has entered into $60,236,000 in committed capital purchases related to its share of the long lead item procurement for the Wheeler Joint Venture ($66,929,000 in committed capital purchases on 100% basis). These commitments are related to long lead items and expected to be received over the next 12 to 24 months.

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business.
In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.